UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  February 23, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 23, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: February 23, 2016
16-07-TR

Teck Announces Senior Management Changes

Vancouver, B.C.- Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today a number of retirements of senior executives, as well as a consequent restructuring of senior management intended to streamline reporting relationships and further align the organizational structure with the current business environment.
Ian Kilgour, Executive Vice President and Chief Operating Officer, will retire after five years with Teck and more than 35 years in the mining industry, effective April 30, 2016.
Rob Scott, Senior Vice President, Zinc, will retire, effective April 30, 2016, after more than 35 years with Teck.
After eight years with Teck and 37 years in the resource industry, Ray Reipas, Senior Vice President, Energy, will retire, effective June 30, 2016.
Tim Watson, Senior Vice President, Project Development, will commence a phased retirement, effective July 1, 2016, after a career in the mining and projects industry that spans more than 30 years, nine of which have been with Teck.
"On behalf of Teck, I want to thank these individuals for their outstanding commitment to the company and the industry over the course of their careers," said Don Lindsay, President and CEO. "As a result of these retirements, we have reorganized our management structure to ensure continued strong leadership across our business units, create a closer reporting relationship between our general managers and the senior executive, and further align the organization to the current business environment."
Dale Andres, currently Senior Vice President, Copper, will become Senior Vice President, Base Metals, effective May 1, 2016, responsible for Teck’s copper and zinc business units.
Robin Sheremeta, currently Vice President, Operations, Coal, will become Senior Vice President, Coal, effective May 1, 2016.
Alex Christopher, currently Vice President, Exploration, will become Senior Vice President, Exploration, Projects and Technical Services, effective July 1, 2016, with responsibility for engineering and related activities in addition to exploration.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com